SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Daniel Ho

Qatar Airways Group Q.C.S.C

Qatar Airways Tower 1

P.O. Box 22550

Doha, Qatar

974 (4022) 3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David E. Brown, Jr.

Alston & Bird LLP

950 F Street NW

Washington, DC 20004

(202) 239 3345

December 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Qatar Airways Group Q.C.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*

Based on 606,407,693 shares of Common Stock outstanding as of September 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

1	NAME OF REPORTING PERSON Qatar Airways Investments (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 606,407,693 shares of Common Stock outstanding as of September 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Qatar Airways Group Q.C.S.C (formerly known as Qatar Airways Q.C.S.C., “Qatar Airways”) and Qatar Airways Investments (UK) Ltd. (“QAI UK”; together with Qatar Airways, the “Reporting Persons”) on January 17, 2017 (as amended, the “Schedule 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on September 7, 2021 (“Amendment No. 1”) with respect to the Common Stock, no par value, of LATAM Airlines Group S.A. (“LATAM” or the “IssuerCapitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 16, 2021, the respective boards of directors of the Reporting Persons approved the Reporting Persons’ proposed participation in the transactions contemplated below. On November 26, 2021, the Issuer and the other Debtors, the Reporting Persons, certain other holders of the Issuer’s Common Stock, namely Delta Air Lines, Inc., the Cueto group (i.e., Costa Verde Aeronáutica S.A. and Inversiones Costa Verde Ltda. y Cia. en Comandita Por Acciones) and the Eblen group (i.e., Andes Aérea SpA, Inversiones Andes SpA and Comercial Las Vertientes SpA) (which, according to the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 10, 2021, beneficially own with their respective subsidiaries and affiliated holders 121,281,538, 99,381,777 and 27,644,702 shares, or approximately 20.0%, 16.4% and 4.6% respectively, of the Common Stock, and are referred to collectively as the “Other Shareholders”), and certain members of the ad hoc group of the Issuer’s parent claimholders (the “Ad Hoc Group”) entered into a restructuring support agreement (as may be amended, modified, or supplemented, the “RSA”) in connection with the Debtors’ chapter 11 bankruptcy proceedings. The RSA memorializes the terms for a comprehensive restructuring and recapitalization of the Debtors to be included in a Plan of Reorganization of the Debtors (the “Company Plan”) consistent with the terms and conditions set forth in the term sheets attached as exhibits to the RSA, which includes, among other things, (i) rights offerings consisting of (A) a common stock rights offering and (B) separate rights offerings for three tranches of unsecured notes convertible into shares of the reorganized Issuer’s common equity (collectively, the “Rights Offerings”), (ii) a $500 million new revolving credit facility and approximately $2.25 billion in other new debt financing, and (iii) as applicable, the reinstatement, debt-for-debt exchange, or full paydown of remaining claims and funded debt.

Under the RSA, the Reporting Persons, the Other Shareholders, and the Ad Hoc Group members, each acting severally and not jointly, agreed to support the Company Plan and the transactions embodied therein, subject to the terms set forth in the RSA, including all obligations of the Reporting Persons and each Other Shareholder being conditioned upon receipt by such shareholder of the requisite corporate approvals. Following satisfaction of all conditions precedent to effectiveness of the Company Plan, it is currently anticipated that, in connection with the Rights Offerings, the Reporting Persons would acquire reorganized Issuer common stock and unsecured notes that are convertible into additional shares of reorganized Issuer common stock. The Reporting Persons estimate that their ownership interest in the Issuer following the transaction will not be greater than it is today. The RSA also contemplates entry by the parties into a shareholders’ agreement and an amendment to the by-laws of the Issuer which will address certain post-emergence governance matters, such as board composition and the requisite shareholder approval threshold for material corporate actions. In addition, the RSA includes certain restrictions on the ability of QAI (UK) and the Other Shareholders to dispose of their Common Stock and certain commitments by QAI (UK) and the Other Shareholders to vote their shares of Common Stock in accordance with the RSA. The foregoing description of the RSA is qualified in its entirety by the express terms of the RSA, a copy of which is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

The Reporting Persons disclaim membership in a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder, with any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in this Amendment No. 2 shall be deemed an admission that the Reporting Persons are a member of a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own 60,640,768 or approximately 10.0% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote, or direct the vote, and the sole power to dispose, or direct the disposal of, the 60,640,768 shares of Common Stock owned by the Reporting Persons.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit

7.3	Restructuring Support Agreement, dated as of November 26, 2021, by and among the Issuer, Qatar Investment (UK) Ltd. and the other parties thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2021

QATAR AIRWAYS GROUP Q.C.S.C.

/s/ Akbar Al Baker
Name: Akbar Al Baker
Title: Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Daniel Ho
Name: Daniel Ho
Title: Director